SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

MASISA S.A.

(Name of Issuer)

 Shares of Common Stock, without nominal (par) value,
including shares evidenced by American Depositary Shares

(Title of Class of Securities)

Not applicable*

(CUSIP Number)

Patricio Reyes U.
Av. Apoquindo N° 3650, Piso 10
Las Condes, Santiago
Chile
Tel. (56-2) 350-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jones Day
222 East 41st Street
New York, New York 10017
Attention: Richard M. Kosnik, Esq.
(212) 326-3939

August 5, 2005

(Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.

* American depositary receipts (“ADRs”) of MASISA S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

____________________
1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 26 Pages

CUSIP No. Not applicable*	13D	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Masisa S.A. (formerly known as Terranova S.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON CO

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 2 of 26 Pages

CUSIP No. Not applicable*	13D	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GrupoNueva S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON CO

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 3 of 26 Pages

CUSIP No. Not applicable*	13D	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Forestales Los Andes, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON CO

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 4 of 26 Pages

CUSIP No. Not applicable*	13D	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON OO

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 5 of 26 Pages

CUSIP No. Not applicable*	13D	Page 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bamont Trust Company Limited, as Trustee, on behalf of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON OO

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 6 of 26 Pages

CUSIP No. Not applicable*	13D	Page 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephan Schmidheiny, as Settlor of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON HC, IN

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 7 of 26 Pages

CUSIP No. Not applicable*	13D	Page 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advisory Committee of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON OO

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 8 of 26 Pages

CUSIP No. Not applicable*	13D	Page 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Artavia Loria, as Protector of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IN

*	American Depositary Receipts (“ADRs”) of the Company, representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 556465 10 2. The shares of common stock of the Company previously owned by the Reporting Persons filing this Schedule 13D Amendment No. 5 were owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 9 of 26 Pages

     This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on January 22, 2001, as amended on July 16, 2002, July 29, 2002, April 14, 2003 and May 8, 2003 (as previously amended and amended hereby, the “Schedule 13D”), by Masisa S.A. (formerly known as Terranova S.A. and Forrestal Terranova S.A.); GrupoNueva S.A. (formerly known as Compañía de Inversiones Suizandina S.A.); Inversiones Forestales Los Andes, S.A. (formerly known as Inversiones Kitami S.A.); the VIVA Trust; Bamont Trust Company Limited, as Trustee on behalf of the VIVA Trust; Stephan Schmidheiny, as the Settlor of the VIVA Trust; the Advisory Committee of the VIVA Trust; and Roberto Artavia Loria, as Protector of the VIVA Trust, and relates to the shares of Common Stock, without nominal (par) value, of Masisa S.A., including shares of common stock represented by American depositary receipts (“ADRs”).

General Amendments to Schedule 13D

     In addition to the amendments to specific items of the Schedule 13D as set forth below in this Amendment No. 5 thereto, all references to the “Settlement VIVA Trust” in the Schedule 13D shall be amended to read the “VIVA Trust” and all references to the defined term “Irrevocable VIVA Trust” shall be amended to read “VIVA Trust.”

Item 1    Security and Issuer.

     Item 1 of the Schedule 13D is hereby further amended by deleting the last sentence of such section and replacing it with the following:

Immediately prior to its merger with and into Terranova S.A., as further described in Item 3, below, the address of the principal executive offices of Masisa S.A. (the “Company”), a Chilean corporation, were located at Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile.

Item 2.    Identity and Background.

     Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety with the following:

This statement is being filed by Masisa S.A. (formerly known as Terranova S.A. and Forrestal Terranova S.A., “New Masisa”); GrupoNueva S.A. (formerly known as Compañía de Inversiones Suizandina S.A., “GrupoNueva Chile”); Inversiones Forestales Los Andes, S.A. (formerly known as Inversiones Kitami S.A., “Los Andes”); the VIVA Trust (“VIVA Trust”); Bamont Trust Company Limited, as Trustee (the “Trustee”) on behalf of the VIVA Trust; Stephan Schmidheiny, as the Settlor (the “Settlor”) of the VIVA Trust; the Advisory Committee (the “Advisory Committee”) of the VIVA Trust; and Roberto Artavia Loria, as Protector (the “Protector”) of the VIVA Trust. New Masisa, GrupoNueva Chile, Los Andes, the VIVA Trust, the Trustee, the Advisory Committee, the Protector and the Settlor are collectively referred to as the “Reporting Persons.”

Page 10 of 26 Pages

Each of New Masisa, GrupoNueva Chile and Los Andes is a Chilean corporation. GrupoNueva Chile owns directly 31.5% of the outstanding share capital of New Masisa and 99.9% of the outstanding share capital of Los Andes. Los Andes owns an additional 28.0% of the outstanding share capital of New Masisa. Together, GrupoNueva Chile and its subsidiary, Los Andes, own 59.5% of the outstanding share capital of New Masisa; the remaining 40.5% is publicly held in Chile, where it trades on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaíso Stock Exchange, and in the United States where New Masisa’s American depositary receipts trade on the New York Stock Exchange.

GrupoNueva Chile is a wholly owned subsidiary of Foralco Holding, Inc., (“Foralco”). Foralco is a wholly owned subsidiary of Nueva Holding Inc., (“Nueva Holding”), which is a wholly owned subsidiary of Inversiones VIVA Finance S.A., BVI, (formerly known as Tigon Finance Ltd., BVI, “VIVA Finance”). Foralco and Nueva Holding are corporations organized under the laws of Panama, and VIVA Finance is a corporation organized under the laws of the British Virgin Islands.

The VIVA Trust is an irrevocable trust established for the benefit of certain charities and charitable purposes under the laws of the Commonwealth of The Bahamas. The Trustee is a Bahamian company. The Trustee, on behalf of the VIVA Trust, owns 100% of the outstanding share capital of VIVA Finance. The Trustee manages the VIVA Trust property as directed by the Advisory Committee.

The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee presently has four members. The Advisory Committee, through the Trustee, controls VIVA Finance. The Advisory Committee, as part of the VIVA Trust, was formed and exists within the VIVA Trust pursuant to the laws of the Commonwealth of the Bahamas. None of the members of the Advisory Committee currently have, nor may any of them have at any future time, an economic interest in the property held in trust by the VIVA Trust.

Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members. The Protector on the date of this Schedule 13D is a citizen of Costa Rica. The Protector does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the VIVA Trust. However, as a result of the Protector’s power to appoint and remove the Trustee and members of the Advisory Committee, and to vote with the Advisory Committee as described above, the Protector may be deemed to indirectly control VIVA Finance and, through VIVA Finance, New Masisa.

The Settlor does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the VIVA Trust. The Settlor may, however, appoint and remove the Protector subject to applicable law. As a result of his ability to appoint and remove the Protector, the Settlor may be deemed to indirectly control VIVA

Page 11 of 26 Pages

Finance and, through VIVA Finance, New Masisa. Although the Settlor is included as a Reporting Person in this Schedule 13D, and is providing the information required by Schedule 13D, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the filing of this Schedule 13D shall not be construed as an admission that the Settlor has (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any Shares. The Settlor is a citizen of Switzerland.

     Item 2(b) of the Schedule 13D is hereby further amended by deleting the first and second paragraphs of such section and replacing them with the following:

The principal business address and principal office of New Masisa is Avenida Apoquindo No. 3650, Piso 10, Las Condes, Santiago, Chile.

The principal business address and principal office of each of GrupoNueva Chile and Los Andes is Avenida Apoquindo No. 3650, Piso 11, Las Condes, Santiago, Chile.

     Item 2(b) of the Schedule 13D is hereby further amended by deleting the fifth paragraph of such section and replacing it with the following:

The principal business address of VIVA Finance is Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

     Item 2(c) of the Schedule 13D is hereby further amended by deleting the first and second paragraphs of such section and replacing them with the following:

New Masisa is a publicly-held corporation which cultivates and manages forestry assets, supplies raw materials such as saw logs, pulp logs and chips to its industrial affiliates, and operates sawmills and solid wood product manufacturing and board plants. New Masisa owns, leases or manages 367,708 hectares of forestry holdings in Chile, Brazil, Argentina and Venezuela. New Masisa also produces solid wood doors, mouldings, interior rails, stiles and components and finger-joint mouldings for the United States market. It also produces board products for the markets in Mexico, Venezuela, Colombia, Chile, Argentina, Brazil and the United States. Its principal production facilities are located in Chile, Venezuela, Argentina and Brazil. It also has smaller production facilities in Mexico and the United States. The principal markets for New Masisa’s products are the United States, Chile, Mexico, Brazil, Argentina and Venezuela.

GrupoNueva Chile, Los Andes and Foralco are holding companies that primarily hold interests in forestry.

     Item 2(c) of the Schedule 13D is hereby further amended by deleting the fourth and fifth paragraphs of such section and replacing it with the following:

VIVA Finance is a holding company that primarily holds interests in financial investments and industrial holdings.

Page 12 of 26 Pages

The Trustee, acting on behalf of the VIVA Trust and upon the direction of the Advisory Committee, holds and manages certain property including its 100% ownership of VIVA Finance. The principal business of the VIVA Trust and the Advisory Committee are set forth in Item 2(a), above.

     Item 2(c) of the Schedule 13D is hereby further amended by deleting the last paragraph of such section and replacing it with the following:

The principal occupation of the Settlor is retired investor and philanthropist. These activities are carried out primarily through his holding company, Anova Holdings, AG, Hurdnerstrasse 10, PO Box 1474, 8640 Hurden SZ, Switzerland.

     Item 2 of the Schedule 13D is hereby further amended by deleting the last paragraph of such section and replacing it with the following:

The names, business addresses, principal occupation or employment and citizenship of (i) each director of New Masisa, GrupoNueva Chile, Los Andes, Foralco, Nueva Holding, VIVA Finance, the Trustee, and (ii) each member of the Advisory Committee are set forth in Schedule A to this Schedule 13D. The responses to Items 2(d) – (e), above, include the responses of each officer, director and member referred to in the immediately preceding sentence.

Item 3.    Source and Amount of Funds or Other Consideration.

     Item 3(c) of the Schedule 13D is hereby further amended by deleting the first paragraph of such section and replacing it with the following:

On April 4, 2003, the Settlor irrevocably transferred certain property, including 100% of the outstanding share capital of Tigon (now known as Inversiones VIVA Finance S.A., BVI), to the Trustee, on behalf of the VIVA Trust (the “Transfer”). As a result of the Transfer, each of the VIVA Trust, the Trustee, the Advisory Committee and the Protector could have been deemed as of the time of the Transfer to have with respect to all of the Shares directly held by Terranova (now known as New Masisa) at such time (i) indirect voting power, including the indirect power to direct the vote and/or (ii) indirect investment power, including the indirect power to direct the disposition of, such Shares.

     Item 3 of the Schedule 13D is hereby further amended by deleting the last paragraph of such section and replacing it with the following:

Although the Settlor is included as a Reporting Person in this Schedule 13D, and is providing the information required by Schedule 13D, pursuant to Rule 13d-4 of the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that the Settlor had, as a result of the Transfer or otherwise, (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any Shares.

Page 13 of 26 Pages

(d)    On April 12 and April 13, 2005, respectively, the shareholders of the Company and Terranova S.A. approved the merger by incorporation of the Company into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of the Company and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, the Company no longer exists. Terranova continues as the surviving entity and is the legal successor of the Company for all purposes. However, Shares and ADSs of the Company were not exchanged for shares and ADSs of Terranova until after the close of trading on August 4, 2005, after Terranova had completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of the Company.

At the same shareholder meetings of the Company and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A. The merged company is referred to in this Schedule 13D as “New Masisa.”

As a result of the merger described above and the conversion of the Company’s Shares into shares of New Masisa, none of the Reporting Persons now have any interest in the Company’s Shares.

Item 4.    Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby further amended by deleting the fourth and fifth paragraphs of such section and replacing them with the following:

As further described in Item 3, above, the Company has now been merged with and into Terranova S.A., with Terranova continuing as the surviving entity. At the effective time of the merger, the surviving company's name was changed to Masisa S.A., and is referred to in this Schedule 13D as “New Masisa.”

As a result of the merger and the conversion of the Company’s Shares into shares of New Masisa, none of the Reporting Persons now have any interest in the Company’s Shares.

Except as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person or, to the best of each Reporting Person's knowledge, any person otherwise identified in Item 2, has any present plans or proposals which could relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 14 of 26 Pages

Item 5.    Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a)    As further described in Item 3, above, the Company has now been merged with and into Terranova S.A., with Terranova continuing as the surviving entity. The surviving entity is referred to in this Schedule 13D as “New Masisa.”

As a result of the merger and the conversion of the Company’s Shares into shares of New Masisa, none of the Reporting Persons now have any interest in the Company’s Shares.

     Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety with the following:

(b)    As a result of the merger and the conversion of the Company’s Shares into shares of New Masisa, no Shares exist as of the date of this filing and, accordingly, none of the Reporting Persons and none of the persons named on Schedule A have any power to vote or to dispose of any Shares.

Page 15 of 26 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 19, 2005

MASISA S.A.

By:	/s/ Patricio Reyes U.

Patricio Reyes U.
General Counsel

GRUPONUEVA S.A.

By:	/s/ Patrick A. Nielson

Patrick A. Nielson
Director

INVERSIONES FORESTALES LOS ANDES, S.A.

By:	/s/ Patrick A. Nielson

Patrick A. Nielson
Director

Page 16 of 26 Pages

VIVA TRUST,
by Bamont Trust Company Limited
as Trustee

By:	/s/ Brian F. Reilly

Brian F. Reilly, as attorney-in-fact for
Christian Verling & Rafael Morice,
as Directors*

BAMONT TRUST COMPANY LIMITED
as Trustee of the VIVA Trust

By:	/s/ Brian F. Reilly

Brian F. Reilly, as attorney-in-fact for
Christian Verling & Rafael Morice,
as Directors*

ADVISORY COMMITTEE
of the VIVA Trust

By:	/s/ Brian F. Reilly

Brian F. Reilly, as attorney-in-fact for
Peter Fuchs, as Chairman**

* As Attorney-in-fact for Christian Verling and Rafael Morice, pursuant to Powers of Attorney filed, respectively, as Exhibits 4.6 and 4.7 to the Schedule 13D.

** As Attorney-in-fact for Peter Fuchs, pursuant to Power of Attorney attached as Exhibit 4.1 to the Schedule 13D.

Page 17 of 26 Pages

SETTLOR
of the VIVA Trust

By:	/s/ Brian F. Reilly

Brian F. Reilly, as attorney-in-fact for
Stephan Schmidheiny, as Settlor of
the VIVA Trust***

PROTECTOR
of the VIVA Trust

By:	/s/ Brian F. Reilly

Brian F. Reilly, as attorney-in-fact for
Roberto Artavia Loria, as Protector
of the VIVA Trust****

*** As Attorney-in-fact for Stephan Schmidheiny, pursuant to Power of Attorney attached as Exhibit 4.2 to the Schedule 13D.

**** As Attorney-in-fact for Roberto Artavia Loria, pursuant to Power of Attorney attached as Exhibit 4.3 to the Schedule 13D.

Page 18 of 26 Pages

Schedule A to the Schedule 13D is amended and restated as follows:

SCHEDULE A

     Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Masisa S.A. (formerly known as Terranova S.A.).

Directors of Masisa S.A.:

Name	Position with this company / Other Principal Occupation, if any.	Business Address or Domicile	Citizenship
Julio Moura	Chairman of the Board / Chief Executive Officer and Chairman of the Board of Nueva Holding Inc.	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Switzerland Brazil
Ronald Degen	Vice-President of the Board / Vice President - Mergers & Acquisitions of Nueva Holding Inc.	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Switzerland
Enrique Seguel M.	Member of the Board	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Juan Carlos Méndez G.	Member of the Board	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Patrick A. Nielson	Member of the Board / Vice President, General Counsel and Secretary of Nueva Holding Inc.	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	USA
Jorge Carey T.	Member of the Board	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Antonio Tuset J.	Member of the Board	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile

Executive Officers of Masisa S.A.:

Name	Position with this company / Other Principal Occupation, if any.	Business Address or Domicile	Citizenship
Enrique Cibié	Chief Executive Officer	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile

Page 19 of 26 Pages

Name	Position with this company / Other Principal Occupation, if any.	Business Address or Domicile	Citizenship
Alejandro Droste B.	Chief Financial Officer	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Maria Emilia Correa	Chief Social and Environmental Officer	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Colombia
Miguel Oneto R.	Chief Human Resources Officer	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Patricio Reyes U.	General Counsel & Secretary	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Fernando A. Errázuriz O.	Chief Supply Chain Officer	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Miguel Martí	Chief Communications Officer	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Costa Rica
Eduardo Vial R-T.	Chief Operations Officer — Boards Division	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Italo Rossi B.	Chief Sales & Marketing Officer — Boards Division	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
Tomas Morales J.	Chief Operations Officer — Solid Woods Division	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile
George MacConnel	Chief Executive Officer — Terranova USA	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	USA
Jorge Correa D.	Forestry Manager — Forestry Division	Av. Apoquindo N° 3650, Piso 10, Las Condes, Santiago, Chile	Chile

Page 20 of 26 Pages

     Set forth below are the names, business address, positions and citizenship of the Directors of GrupoNueva Chile and Los Andes.

Directors of GrupoNueva Chile and Los Andes:

Name	Position with this company	Business Address or Domicile	Citizenship
Julio Moura	Chairman of the Board	Av. Apoquindo N° 3650, Piso 11, Las Condes, Santiago, Chile	Switzerland Brazil
Ronald Degen	Member of the Board	Av. Apoquindo N° 3650, Piso 11, Las Condes, Santiago, Chile	Switzerland
Carlos Marín O.	Member of the Board	Av. Apoquindo N° 3650, Piso 11, Las Condes, Santiago, Chile	Chile
Patrick A Nielson	Member of the Board	Av. Apoquindo N° 3650, Piso 11, Las Condes, Santiago, Chile	USA
Patricio Reyes U.	Member of the Board	Av. Apoquindo N° 3650, Piso 11, Las Condes, Santiago, Chile	Chile

Page 21 of 26 Pages

     Set forth below are the names, business address, positions and citizenship of the Directors of Foralco Holding Inc.

Directors of Foralco Holding Inc.:

Name	Position with this company	Business Address	Citizenship
Julio Moura	Chairman of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	Switzerland Brazil
Patrick A. Nielson	Member of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	USA
Andreas Torgler	Member of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	Switzerland

Page 22 of 26 Pages

     Set forth below are the names, business address, positions and citizenship of the Directors of Nueva Holding Inc.

Directors of Nueva Holding Inc.:

Name	Position with this company	Business Address or Domicile	Citizenship
Julio Moura	Chairman of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	Switzerland Brazil
Jorge Walter Bolanos	Member of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	Costa Rica
Guilherme Leal	Member of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	Brazil
Brian F. Reilly	Member of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	Ireland
Frank Gulich	Member of the Board	Carretera via Tocumen Edificio Amanco, junto Cochez # 3 Panamá, Republica de Panamá	Switzerland

Page 23 of 26 Pages

     Set forth below are the names, business address, positions and citizenship of the Directors of Inversiones VIVA Finance S.A., B.V.I.

Name	Position with this company	Business Address or Domicile	Citizenship
Christian Verling	President of Inversiones VIVA Finance	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	Liechtenstein
Silvia Gallo	Director of Inversiones VIVA Finance	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	Panama
Manuel Quintero	Director of Inversiones VIVA Finance	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	Panama
Graciela Juarez Wagner	Director of Inversiones VIVA Finance	Romasco Place Wickhams Cay 1 Road Town Tortola, BVI	Liechtenstein

Page 24 of 26 Pages

     Set forth below are the names, business address, positions and citizenship of the Directors of Bamont Trust Company Limited.

Name	Position with this company	Business Address or Domicile	Citizenship
Christian Verling	President	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Liechtenstein
Rafael Morice	Director	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Costa Rica
Philip Hjelmer	Director	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Switzerland
Peter Higgs	Director	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Bahamas

Page 25 of 26 Pages

     Set forth below are the names, business address, positions and citizenship of the members of the Advisory Committee of the VIVA Trust.

Name	Position with this company	Business Address or Domicile	Citizenship
Peter Fuchs	Chairman	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Switzerland
Wenceslao Casares	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Argentina
Antonio Espinoza	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Paraguay
Jonathan Lash	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	USA

Page 26 of 26 Pages